UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 21 November 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	21st November 2011

AIB to sell AIB Investment Managers Limited

Allied Irish Banks, p.l.c. ("AIB") today announces that it has signed an agreement to sell its subsidiary, AIB Asset Management Holdings (Ireland) Limited, including AIB Investment Managers Limited (AIBIM), to Prescient Holdings (Pty) Limited for an undisclosed fee.

The acquisition is expected to be completed during the first quarter of 2012.

Completion of the transaction is conditional upon obtaining certain regulatory approvals.  The positive impact on AIB Group's capital position as a result of the transaction is not material.

-ENDS-

For further information please contact:-

Alan Kelly	Ronan Sheridan
Director of Corporate Affairs & Marketing	Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6414651
email: alan.j.kelly@aib.ie	email: ronan.j.sheridan@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 21 November 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.